Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the periods indicated, our ratios of: (1) earnings to fixed charges before interest credited on investment products and (2) earnings to fixed charges.

		For the three months
		ended March 31,		For the year ended December 31,
		2018	2017	2017	2016	2015	2014	2013
		(in millions)
1.	Income from continuing operations before income taxes	$457.0	$414.0	$2,252.2	$1,591.7	$1,430.8	$1,494.9	$1,124.0
2.	Interest expense	37.7	37.0	152.3	165.8	178.5	135.5	143.4
3.	Interest factor of rental expense	1.8	1.3	7.1	5.4	4.9	5.9	5.7
4.	Undistributed income from equity investees	(36.9)	(44.1)	(127.5)	(142.2)	(106.3)	(113.9)	(107.3)
5.	Earnings before interest credited on investment products	459.6	408.2	2,284.1	1,620.7	1,507.9	1,522.4	1,165.8
6.	Interest credited on investment products	51.2	44.0	187.9	173.9	152.0	189.6	256.6
7.	Earnings	$510.8	$452.2	$2,472.0	$1,794.6	$1,659.9	$1,712.0	$1,422.4

8.	Interest expense	$37.7	$37.0	$152.3	$165.8	$178.5	$135.5	$143.4
9.	Interest factor of rental expense	1.8	1.3	7.1	5.4	4.9	5.9	5.7
10.	Preferred stock dividends by registrant	—	—	—	—	16.5	33.0	33.0
11	Excess of redemption value over carrying value of preferred shares redeemed	—	—	—	—	8.2	—	—
12.	Fixed charges before interest credited on investment products	39.5	38.3	159.4	171.2	208.1	174.4	182.1
13.	Interest credited on investment products	51.2	44.0	187.9	173.9	152.0	189.6	256.6
14.	Fixed charges	$90.7	$82.3	$347.3	$345.1	$360.1	$364.0	$438.7

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	11.6	10.7	14.3	9.5	7.2	8.7	6.4

16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	5.6	5.5	7.1	5.2	4.6	4.7	3.2

128